SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2019	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the "Company")

(Translation of registrant's name into English)

1 York Street, 31st Floor, Toronto, Ontario, M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K  in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc. (Registrant)

Date: May 8, 2019	By:	/s/ “Tracie Allan”
Tracie Allan
Assistant Vice-President and Senior Counsel, Sun Life Financial

Exhibits	Description

99.1	Press Release dated May 8, 2019 - Sun Life Financial Announces Intention to Amend its Normal Course Issuer Bid to Repurchase for Cancellation up to an Additional 4 Million Common Shares